Rule 424(b)(3)
                                                              File No. 333-74794


                     SUPPLEMENT NO. 2 DATED JANUARY 31, 2002
                                TO THE PROSPECTUS
                             DATED JANUARY 7, 2002,
                              AS SUPPLEMENTED BY A
                        SUPPLEMENT DATED JANUARY 23, 2002

                                  $500,000,000

                             PPL ENERGY SUPPLY, LLC

                                Offer to Exchange
                 Senior Notes, 6.40% Exchange Series A due 2011
              (which have been registered under the Securities Act)

                           For Any and All Outstanding
                      Senior Notes, 6.40% Series A due 2011
                       (which have not been so registered)

The Prospectus dated January 7, 2002 ("Prospectus"), as supplemented by the Supplement dated January 23, 2002 ("Supplement") is hereby supplemented.

         BRAZILIAN OPERATIONS UPDATE

     As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Brazilian Operations" on pages 45-46 of the Prospectus, and in the Supplement, PPL Corporation, PPL Energy Supply's parent company, has been evaluating the business and regulatory situation in Brazil to determine what actions should be taken with respect to PPL Energy Supply's CEMAR electricity delivery company. PPL Energy Supply has determined that a prolonged drought, electricity rationing, an unfavorable regulatory climate and the associated disruption of Brazil's wholesale electricity markets have reduced the value of CEMAR. In addition, CEMAR has been unable to obtain in-country financing necessary to fund its operations and PPL Energy Supply does not intend to provide additional funding to CEMAR. As a result, PPL Energy Supply has taken a $217 million charge to 2001 earnings. Certain accounting rules limit PPL Energy Supply's ability to write off the entire CEMAR investment in 2001, and an additional write-off of approximately $100 million, up to the full value of the investment, is expected to be taken in the first quarter of 2002. Prior to the 2001 write-off, as of December 31, 2001, PPL Energy Supply's net investment in CEMAR was approximately $317 million.

         UNITED KINGDOM OPERATIONS UPDATE

         As described in "Summary - Recent Developments - Enron Bankruptcy" on page 8 of the Prospectus, in connection with the Enron bankruptcy and the probable resulting loss of Teesside cash flows, PPL Energy Supply has been evaluating the carrying value of its investment in WPDH, an affiliate that delivers electricity in England and Wales. As a result of that evaluation, PPL Energy Supply has taken an $117 million impairment charge in 2001 to bring the carrying value of WPDH in line with its fair market value.

         2001 RESULTS

         Set forth below is certain unaudited summary consolidated income statement information for PPL Energy Supply for the year ended December 31, 2001.

                          CONSOLIDATED INCOME STATEMENT

                                   (UNAUDITED)

                                                                                         YEAR ENDED
                                                                                     DECEMBER 31, 2001
                                                                                     -----------------
                                                                                   (Millions of Dollars)

OPERATING REVENUES............................................................              $4,402
OPERATING EXPENSES............................................................               3,494
OPERATING INCOME..............................................................                 908
OTHER INCOME (DEDUCTIONS AND EXPENSE)
     Write-down of international energy projects..............................                (336)
     Cancellation of generation projects......................................                (150)
     Interest Expense.........................................................                 (52)
     Other....................................................................                  73
     Total other income (expense).............................................                (465)
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST..............................                 443
Income Tax Expense............................................................                 274
Minority Interest.............................................................                  (2)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE...........                 171
Cumulative Effect of a Change in Accounting Principle (net of income taxes)...                   3
NET INCOME....................................................................              $  174


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